VOYA LETTERHEAD

U.S. LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

                                    BY EDGARLINK

July 20, 2022

Securities and Exchange Commission

100 F. Street, NE

Washington, DC  20549

Attention: Filing Desk

Re:	Voya Retirement Insurance and Annuity Company Registration Statement on Form S-3 Prospectus Title: Guaranteed Accumulation Account File No.: 333-266021

Ladies and Gentlemen:

On behalf of Voya Retirement Insurance and Annuity Company (the “Company”) and under the Securities Act of 1933 (the “1933 Act”), on July 5, 2022, we submitted for filing a new Registration Statement on Form S-3 with respect to the Company’s Guaranteed Accumulation Account (the “Account”). The Account is a non-unitized separate account with a market value adjustment feature that is available as an investment option under many of the Company’s variable annuity contracts.

Purpose of the Filing and Filing Fees

The purpose of that filing was to update Company information and to register additional securities of the Account.  Interests in the Account are currently registered on Form S-3, Registration Statement Number 333-239315. A filing fee in the amount of $18,540.00 was wired to the Securities and Exchange Commission LockBox on June 29, 2022, to cover the registration fees for the securities registered through the filing.

Delaying Amendment

The Company agrees to amend the new Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that the new Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the new Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

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Securities and Exchange Commission July 20, 2022 Page 2

Request for Acceleration

It is proposed that the new Registration Statement become effective on July 22, 2022. Accordingly, included in the original submission was a request for the Commission to declare the new Registration Statement effective on July 22, 2022.

If you have any questions or concerns about the forgoing, please do not hesitate to call me at (860) 580-1631.

Very truly yours,

/s/ Peter Scavongelli

Peter Scavongelli

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